SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

March 22, 2011

Commission File Number: 333-130901

MACRO BANK INC.
(Exact name of registrant as specified in its Charter)

Sarmiento 447
Buenos Aires C1 1041
Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

Annual Report

Messrs. Shareholders

In compliance with the legal and statutory provisions currently in force, the Board of Directors submits to you this Annual Report, the Financial Statements, the Auditing Committee’s Report, and any other relevant documents for the 45th Fiscal Year ended on December 31, 2010.

MACROECONOMIC CONTEXT

Argentina showed a real 9% growth in 2010, leaving behind the low 0.9% expansion of the previous year which reflected the global recession having its epicenter in the developed countries.

Accordingly, the actual GDP has accumulated an increase of 79% since 2003, which is equivalent to a 7.6% annual pace which doubled that experienced during Convertibility.  From a historical perspective, there has never been in our country such a strong and prolonged expansive current such as that existing now. This growth drove the GDP per inhabitant to USD 9,245, an amount that exceeds by 10% the maximum registered in the last decade.

The strong boosting of the economy in 2010 was the result of external and internal factors. Improvement of agricultural prices, the recovery of Brazil, and strong world liquidity that triggered growing flows of capitals towards the region. In addition to those strengths, the year 2010 featured recovery of harvest volumes, income policy, strong expansion of public expenditure, and a new and successful debt swap which virtually put an end to the 2002 default.

Global economy followed the rebalancing process of savings which started in the middle of 2008, among indebted countries and surplus countries. Therefore, the world operated at two well defined speeds. Slow recovery of developed countries estimated at 2.7%, and very fast recovery in emerging countries, and such is the case of China and India that, as a whole, grew by 9.4%, and Latin America by nearly 6%, driven and preceded by Brazil with 7.5%.

	Average		2010	2011
GDP	2003 / 2008	2009	Estimated	Projected
WORLD	4.5%	-0.6%	4.8%	4.2%
Developed Economies	2.2%	-3.2%	2.7%	2.2%
USA	2.7%	-2.6%	2.6%	2.3%
Euro Area	1.7%	-4.1%	1.7%	1.5%
Asian Economies	9.3%	6.9%	9.4%	8.4%
China	10.5%	9.1%	10.5%	9.0%
India	8.3%	5.7%	8.4%	8.4%
Latin America	4.4%	-1.7%	5.7%	4.0%
Brazil	4.1%	-0.2%	7.5%	5.5%
Uruguay	5.8%	2.9%	8.5%	5.5%
Chile	4.7%	-1.5%	5.0%	6.0%
Argentina	8.5%	0.9%	9.0%	6.0%
Source: FMI, WEO Oct 2010; Argentina, Banco Macro ‘s estimation

In USA, the reduction in household indebtedness prevailed throughout the year, which had a clear impact on domestic expenditure and led to a fall in the checking account deficit from 6% to 3% of GDP.  This was evidenced by a moderate expansion along with a low rate of job creation, with the unemployment rate remaining close to 10%.

Europe performance, within the Euro setting, resulted from the combination of a very competitive Germany versus the rest of the countries which were not very efficient and had financing difficulties, and this resulted in a tax adjustment that led them to a very weak regional growth.

The stability of the monetary union is threatened by financial markets due to contingent solvency problems of the financial system, the main holder of the sovereign debt.

In that direction, the European Central Bank implemented a fund of € 750 billion for assistance to countries with a high debt, while major tax adjustments are imposed for the sake of recovering savings and competitiveness.  This anticipates a meager regional recovery in the next few years.

Meanwhile, China experience a high growth, and Brazil had a strong recovery; these dynamics were supported by the greater expansion of internal expenditure which replaced exports formerly destined for developed countries.

In turn, China maintained an important growth and Brazil registered a strong recovery, dynamics sustained by the growth in internal expenditure that replaced exports previously directed to developed countries.

Expansive progress in emerging countries, led by China and India with 37% of the world population, drove a strong rise of 35% in the prices of commodities, especially in the second semester.  Consequently, it brought about a new improvement of Argentine exchange terms due to the greater weight that primary goods have, compared with the production of industrial goods.

In turn, the harvest of 2010 rose by 60% after the 2009 draught, and reached 88 million tons.

	Surface Area	Yield	Production	Interchange	Purchasing
	M Ha	Tons*Ha	M Tons	Terms	Power
80/90	15	2.0	29	88	26
91/00	18	2.4	44	102	44
01/05	24	2.7	67	111	74
06/10	27	2.9	78	134	104
2009	27	2.0	55	141	77
2010	26	3.4	88	148	130
Source: Ministry of Economy and Public Finance, and Ministry of Agriculture and Livestock Breeding

Both the pace of real growth and of prices were the result of the above mentioned external and internal factors which had an impact on the so-called twin surpluses, the pivot of the economic model followed since 2003.  Both operated with marked symmetry until the year 2008, differing from those of 2009 and having opposite characteristics in the fiscal year 2010.

In 2010, the commercial surplus reached USD 12 billion, 29% lower than the previous year.  Exports totaled USD 68.5 billion, showing a 23% increase. On the other hand, imports reached USD 56.4 billion with a 46% rise, which resulted from the expansive direction of economic policy.

Imports reflected the substantial increase in consumption, especially of energy, and durable goods.  Purchases of fuel and automobiles, and consumer goods, rose by 69% and 46% respectively and accounted for 35% of the rise in external purchases.  The remaining 65% is accounted for by acquisitions of inputs connected with the industrial pace.

Industry grew throughout the year by 9.7%, driven and preceded by the automobile and the capital goods sectors.

On the internal level, the government intensified the expansive tax policy initiated in 2009.  They made use of growing resources, taxes based on actual and price recovery, in addition to the BCRA profits that financed the primary expenditure expansion.

In 2010, the revenues collected by the AFIP (Argentine Tax Authority) reached ARS 409.9 billion thus growing 34% in the year, with 56% of the improvement being accounted for by a variation in prices, 28% by an increase in real GDP, and the remaining 16% being attributable to greater tax efficiency.

Primary expenditure of 2010, as measured in terms of the GDP, reached 29.4%, growing 1.6 points compared with the preceding year, and 8 points compared with the period 2003-2008.

The rise in expenditure being higher than the increase in genuine resources, for the second year in a row, brought surplus in 2009 to a primary deficit of ARS 7 billion in 2010, the first since 1993, and equivalent to 0.5% of the GDP.

Interest paid amounted to ARS 22.1 billion, falling 10% compared to the interest paid the previous year, since because of the meager economic expansion of 2009, no payments of coupons for growth were due.

Thus, the government experienced a financial deficit of ARS 29.1 billion, which is equivalent to 2% of the GDP, the second in a row since 2002.

From a long-term perspective, the public debt stock is significantly lower than that of most of developed countries, and even of some Latin American countries such as Brazil.  This factor, synthesized in a very low profile of debt maturities in the next few years, in addition to the private generation of currency, would anticipate a horizon for the economy with little uncertainty as regards external matters in the next few years.

The external context for Argentina would continue to be very promising in terms of generation of currency in the agricultural and stockbreeding sector, and for the industry hinging on the growth of Brazil. Additionally, the government would keep its procyclical direction as regards tax, monetary and salary policy. Therefore, the real GDP expansion is estimated to be no less than 6% for 2011, as sustained mainly by domestic demand.

MONETARY MARKET AND FINANCIAL SYSTEM

The monetary policy of 2010 was consistent with the expansive tax direction. The amount of money, as measured by the Monetary Base variation grew by 31% and boosted the substantial nominal growth of economy.

Primary money injection leaned on the purchase of currency by the BCRA.

	Monetary Base			Variation Factors
	Avg. Dec.	Var. million ARS	Var. %	Public Sector	Currency	Absorption	Others
2004	50,541	5,163	11%	-6,537	23,168	-5,443	-6,025
2005	55,793	5,252	10%	-4,991	28,227	-19,391	1,407
2006	76,825	21,032	38%	-5,354	43,006	-18,069	1,449
2007	96,240	19,415	25%	-5,305	32,321	-6,648	-953
2008	105,957	9,717	10%	-8,250	-3,075	13,591	7,451
2009	118,865	12,908	12%	204	12,638	-1,613	1,679
2010	156,223	37,358	31%	19,478	46,285	-26,741	-1,665
Source: BCRA

The BCRA bought currency for USD 11.8 billion, which meant an issue of $ 46.3 billion.  Said acquisition was paid by the combination of checking account surplus which reached USD 6.9 billion and capital inflow for USD 4.9 billion deriving from the de-dollarization of the portfolio of resident investors and foreign investors’ resources.

It should be pointed out that in 2010 there was a positive flow of capitals, after two years, 2008 and 2009, in which an average outflow of USD 8 billion yearly took place.  The change in direction of financial movements is attributable to the global liquidity context resulting from expansive monetary policies in USA and Europe and low interest rates, in addition to the foreseeability regarding payment of the Argentine public debt.

Actually, there was a clear change in the monetary policy direction, which went from neutral to expansive as a clear difference, as compared with previous years in which the public sector was distinctly receding.

As a consequence of these movements, BCRA reserves increased by USD 4.4 billion in the year, reaching a total of USD 52.1 billion.

The marked expansion of the money offer or Monetary Base was channeled into the added M2 and M3, which rose by 28% and 35% respectively, thus doubling the pace observed between 2004 and 2008, which were periods with a high real economic growth, and low inflation.

The financial system driven by the monetary dynamic  showed an increase in total deposits of 38% annually, which doubled the average evolution of the preceding four-year period, and amounted to ARS 376.3 billion in December.

Private deposits, accounting for 69% of the system total, grew by 31% in pesos deposits, and by 29% in dollar deposits.

Public deposits doubled the expansion of private deposits as a result of several factors: the improvement of provincial finances, which went from financial deficit to financial surplus and to the availability of BCRA reserves in dollar accounts held by the national government.

Even with the remarkable nominal evolution, deposits represented only 22.4% of the GDP, showing a slight improvement compared with the previous year. The monetization level reached remains half the level registered in neighboring countries.

Private lending rose by 37%, totaling ARS 190.5 billion, equivalent to 11.8% of the GDP, and improving by 0.4 points, as compared with the previous year. Loans secured by real property grew less; they improved by 17%.

		Deposits				Credit
	Total	Public Deposits	Private Deposits			Total	Public	Private
			Total	Pesos	Dollars
				million $
2005	133,075	34,550	98,525	87,992	10,533	67,902	15,347	52,555
2006	165,641	44,900	120,741	105,690	15,051	87,928	13,653	74,275
2007	199,972	49,235	150,737	129,765	20,972	114,829	10,618	104,211
2008	228,924	65,409	163,515	135,718	27,797	139,122	10,908	128,214
2009	261,635	68,007	193,628	155,509	38,119	156,420	17,340	139,080
2010	360,670	110,798	249,872	204,011	45,861	210,714	20,210	190,504
	Variation
2006	24%	30%	23%	20%	43%	29%	-11%	41%
2007	21%	10%	25%	23%	39%	31%	-22%	40%
2008	14%	33%	8%	5%	33%	21%	3%	23%
2009	14%	4%	18%	15%	37%	12%	59%	8%
2010	38%	63%	29%	31%	20%	35%	17%	37%
Source: BCRA

The combination of high liquidity and low rates would probably stimulate the demand for loans.

The financial system in 2010 showed again a marked performance, since their results improved by 33%.

Thus, the financial system accumulates six years of positive results, which deepen and accentuate its solvency, having equity which exceeds by over 80% the minimum required by the BCRA.

Credit quality, one of the main management indicators which mark the system health, improved substantially due to the combined portfolio increase and economy growth. The irregularity of private loans fell from 3.5% to 2.3% in November 2010.

MAIN INDICATORS OF THE FINANCIAL SYSTEM

The following table shows the evolution of the main indicators of the financial system.

	Unit	2004	2005	2006	2007	2008	2009	2010
Assets	Million ARS	212,562	221,962	258,384	297,963	346,762	387,381	511,002
Private Loans	Annual Var %	22.9%	28%	41%	40%	23%	8%	37%
Liabilities	Million ARS	188,683	195,044	225,369	261,143	305,382	339,047	453,420
Deposits	Annual Var. %	23.3%	14%	24%	21%	14%	14%	38%
Shareholders’ Equity (SE)	Million ARS	23,879	26,918	33,014	36,819	41,380	48,334	57,582
Profitability	Million ARS	-898	1,780	4,306	3,905	4,757	7,920	11,780
ROA	%	-0.5%	1%	2%	2%	2%	2%	3%
ROE	%	-4.2%	7%	14%	11%	13%	19%	24%
Private Portfolio Irregularity	%	18.6%	7.6%	4.5%	3.2%	3.1%	3.5%	2.3%
Minimum Capital Surplus	%	185.0%	173%	134%	93%	90%	100%	86%
Leverage – LIABILITIES / SE	Times	7.9	7.2	6.8	7.1	7.4	7.0	7.9

Finally, solvency, liquidity, profitability, capitalization, and the low leverage of the financial system are fundamental tools for an effective transformation of invested savings, a necessary basis for the growth of Argentina.

COMMERCIAL ACTION

Goals 2010

During 2010, we have worked along the lines of the following strategic goals:

o	Growing in the lending portfolio so as to improve our relative positioning in the market.

o	Maintaining the atomized growth of funding sources.

o	Continuing to contribute to the economic development of the regions where we operate, in transactions with good repayment capacity and adequate security.

o
Dealing with all Corporate Banking customer segments, especially the segment of small-sized companies and agri business, by making use of the advantages that our large network of branches offers to us nationwide.

o	Increasing short- and long-term financing by assisting companies according to their working capital needs and capital investments, with emphasis on those activities connected with exportation.

o
Maximizing profitability, by taking advantage of new business opportunities with current and new customers, maintaining financial margins, increasing income from commissions, and continuing with actions to control default.

During 2010, Grupo Macro continued to consolidate its position within the financial system, ranking fourth in connection with total deposits and fourth with regard to loans granted to the non-financial private sector.

Deposits showed an annual growth of 25%, reaching as of December 2010 a total of ARS 4,372 million.

On the other hand, in a year that showed a huge increase in the loan volumes of the financial system, the lending portfolio reached a 33% growth, reaching in December a total of ARS $ 3,957 million.

Corporate Banking

In 2010, the business goals were defined. These goals mainly consisted in maintaining a sustained leadership position and increasing the competitive capacity of Corporate Banking, the following being the major pillars:

o	Consolidation of the decentralized Corporate Customer Service, through the Corporate Centers and our network of branches with Specialized Business Officers in each segment.

o	Permanent support to small- and medium-sized companies (PyMes), placing this year special emphasis on micro-enterprises and companies from the Agricultural segment.

o	Maintenance of our corporate leadership in the provinces.

o
Increasing the commercial relationship with our customers, by adjusting the integral offer of products and services to the needs of each segment, and looking for continuous improvement of quality and customer service standards.

During 2010, the lending portfolio of Corporate Banking showed an accumulated growth of 43%, with a significant placement of Checking Account Advances, and medium- and long-term Redeemable Loans. The latter played a fundamental role in the evolution of the portfolio of Micro-Enterprises and Medium- and Big-Sized Companies (Megra), and constituted the segments with the greatest growth in the year with a variation of 74% and 61% respectively.

On the other hand, the evolution of the deposit portfolio was favorable with an increase in deposits above 25%, as sustained by demand deposits attracted, mainly in the Small-Sized Companies segment which grew 36% in the year.

Customer Service Model:

Our commitment to be close to our customers is always confirmed through an offer of products and services as required by each segment. During 2010, we continued to develop the decentralized and specialized customer service strategy by Segment.  We have “Megra” Centers (Medium- and Big-Sized Company Service), Corporate Centers (Multisegment) and Agri Centers (specialized in agribusiness), which allow us to improve our customer service quality.

Particularly, the 12 Corporate Centers provide proposals for the financing of working capital, investment projects, leasing, as well as all the transactions in connection with foreign trade.

Small- and Medium-Sized Company (Pyme) Banking:

In this segment, the results attained show the success of the business and customer service model which has been developed in the last few years, based on the strengthening of its leadership position, reaching a 38% growth as regards the Lending Portfolio.

The main goal of the Small- and Medium-Sized Company (Pyme) Banking was to increase our loan and services assistance in the Segment “Micro-Enterprises”, which was attained as evidenced by a 74% growth in the Lending Portfolio.

In this respect, the role played by Commercial Campaigns was fundamental, which made it possible to bring to more than 40,000 prospective customers a varied offer of credit products and transactional services.

Agribusiness Banking

Based on the decision to participate in the agribusiness, an offer of products and services has been developed tailored to the needs of producers.

In this fiscal year, more than 14,500 producers all over the country of both traditional and regional crops were financed, which increased the placement of loans by 42% in the year, representing 15% of the total placement of Corporate Banking.

Among the actions performed during the Fiscal Year, the most outstanding are the agreements signed to finance on a medium-term basis the purchase of farming equipment from more than 36 manufacturers, and the variety of conditions offered to finance the agricultural campaign, in both pesos and dollars. This is how Grupo Macro reached everywhere in the country with products thought to meet the needs of each producer.

Foreign Trade

During 2010, consistent with the commitment of being close to our customers, Foreign Trade focused on and deepened the development and implementation of new projects which have developed and strengthened the business, quality of service and competitiveness of the Bank in this product.

Focused on our Customers, we have specialized resources in each of our Regions–18 in total-; this is an aspect which gives us a differential of transactional agility and efficiency –settlement of transactions within the day-, in addition to the use of digital interchange of receipts and vouchers, and access to the online information.  This required the redesign of internal processes and controls, focused on risks.

The result has been successful, and we can show a significant increase in both the volume of assets and the incorporation of new Customers, showing during 2010 a portfolio growth of 44% compared with December 2009, having attracted a considerable number of new companies as foreign trade customers into our Network of Branches.

Individual Banking

We began 2010 with clear strategic goals for Individual Banking:

o	Increasing leadership and competitive positioning in the Personal Loan Portfolio;

o	Consolidating our position in the Credit Card market;

o	Enhancing improvement of risk rations;

o	Continuing fostering the atomized development of funding sources, and establishing a solid commission base, distributed with respect to the origin of commissions.

o	Improving commercial utilization of our customers’ information so as to enhance the results from the different commercial and sale actions.

As a summary of our commercial action, Individual Banking lending portfolios showed in 2010 an organic growth of 44.7%, allowing us to grow in market share.  Furthermore, if we take into account the contribution of the incorporation of Private Bank credit card portfolio, the growth ratio rises to 49.5%.

The incorporation of the credit card portfolio and customers from Private Banks constitutes for Macro a significant milestone because:

▪	It allows us to incorporate 200,000 new customers with almost 150,000 active credit cards, which gives us major cross-selling opportunities as they originate in a bank specialized in credit cards.

▪	It enables the branches we may be incorporating in Gran Buenos Aires, where our market share is low, to have a business volume as soon as they open.

Areas of Growth

Personal Loans

As of December 2010, the loan portfolio was up ARS 5,900, with an annual growth of ARS 1,800 million, thus consolidating a clear leadership in the market, with a 14.8% Market Share.

In stock, the participation of customers called “Salary Plan” is high. The segment of private companies has achieved the greatest growth in relative terms, followed by our products for Retired people.

We have launched specific lines for high-income customers, for the purchase of semi-durable goods directly in stores, and we have re-launched our line for the purchase of automobiles.

With our commercial campaigns, we have reached our customers directly, on the basis of a strategy of annual communication designed under the slogan “That way, Yes, Perfect Loans” (“Así Si, Préstamos Perfectos”).

The growth of this portfolio has been accompanied by a substantial increase in its profitability.

Credit Cards

During 2010, we stepped up our commercial efforts for the development of this business, even as a tool to intensify the connection with the different segments of customers.

We intensified the actions of promotion and benefits for the customer, also developing new channels for the issue of “plastics” to supplement our wide network of branches. We improved communications, professionalized the portfolio management, and developed new alliances for the issue and launching of new products for different segments.

To prop up this business growth, and with the aim of increasing the market share in Gran Buenos Aires, we incorporated into Macro portfolio almost 150,000 active accounts of Private Banks.

The product accounting portfolio amounted to ARS 1,500 million, and we exceeded ARS 4,200 million in consumption, reaching a market share in the order of 5% in these variables.

Products subject to commission

- Packages

Addressed to different segments, and intended to meet the needs of our customers, the services Macro Dinámica, Macro Valora and Macro Premium continue growing (70% in the stock of packages) as well as boosting income from bank commissions (141% increase in commissions in these services).

- Insurance

The development of Insurance Banking was very positive during 2010, reaching high standards of efficiency and commercial management, and a stock growth above 30%, based on sales through branches and call centers with a focus on higher-premium products, and commissions (58% increase in commissions).

As regards marketed products, the insured amounts of the greatest part of coverages were adjusted to fit the current context and accompany the protection needs of persons and goods.

To measure the efficiency of the telephone management of insurance sales, the call center quality program was put into operation, which allowed us to evaluate sales through this channel and guarantee high standards of service to our customers.

- Accounts

Worthy of mention is the fact that 2010 has been a year with multiple regulatory changes for a significant portion of our business (for example, new measures for Salary Accounts, Universal Free Account, Counter Check, and new price schedule for Transfers) which have demanded efforts as regards new implementations or modifications to products.

Other aspects

Our commercial and customer bonding actions have enabled us to achieve growth in the deposit portfolio, above the market growth, as regards time deposits of retail customers (less than 1 million), intensifying the atomization of funding.

We have incorporated statistical tools and models which will step up and make more effective commercial actions during 2011, for the purpose of improving the utilization of our customers’ information.

MANAGEMENT

Credit Risk

Credit Risk accompanied the increase in credit demand from companies and individuals, contributing with more efficient proceedings and obtaining significant reductions in customer response time, all the above in compliance with the quality standards in the risk evaluation process required by the organization.

We developed a new Credit Prequalification Model for the evaluation of prospects in Campaigns, which allowed us both to reduce process times and homogenize the criteria the analysis and the relevant evaluation.

Taking advantage of the reduction in the delinquency ratios of our Private Portfolio, we made changes in the origination aimed at reducing the rejection ratios. In turn, we implemented training workshops in all Regions of the Bank to accompany these changes in the practice.

From the Credit Management and Operations department we moved forward with the automating of procedures and controls and the elimination of manual tasks, in order to achieve an improved mitigation of the related risks, defining –if applicable- new control points and dimensioning residual risks from the different operations.

The Management’s supporting areas performed the survey and modification of credit policies and rules, both to meet the procedure changes with regards to credit rating and to contribute to the improvement of administrative and operating processes.

The year 2010 was notable also for an improvement in all management indicators of the Pre-legal Recovery department. We completed the implementation of the new recovery system and differentiated collection strategies per customer segment, which –in a context that also turned out to be favorable- resulted in management actions of increased quality, achieving also higher regularization and collection ratios in the Bank’s arrears portfolio.

The above mentioned actions allowed us to improve portfolio quality, which in turn is favored by the significant coverage with bad-debt provisions, derived from the strict debtor rating and provisioning policy applied by the Bank.

Channels

The technologic development is constant and the alternatives to carry out bank transactions keep on growing. The Automatic Channels of Banco Macro allow our customers to carry out bank transactions on an absolutely practical, convenient and safe manner, bringing a broad variety of available transactions.

The Integral Service ClienteSI constitutes an Automatic Customer Service solution that allows customers to operate on a simple manner through Macro Direct (Home Banking), the Self-Service Terminals (SST) and the Customer Service Call Center.

Banco Macro works every day to incorporate new technologies and capabilities, strengthening its commitment to deliver our customers the necessary means so that they can operate with the Bank from anywhere and without the need to use cash.

During 2010 the use of the automatic channels kept on growing, showing an increase both in number of transactions and users.

o
Transactions made through these channels were up 39% as compared to the values registered the previous year. In December only there were 7.1 million queries and transactions made through the automatic channels. In the year 2010 we verified an annual average of 6.8 million transactions per month.

o	We grew 19% in active users, reaching a total of 250,000 users and 17,000 new registrations during the year.

o	86.16% of Service registered users made queries and/or transactions.

The sustained and increased increase in the number of users and transactions has proved the effectiveness and acceptance of the service in the market.

Detailed Information on Channels:

We have worked strongly in referring customers to alternative and automatic customer service channels, taking into account at all times their needs and profile, in order to improve the efficiency in the interaction with our customers and to offer them customer service alternatives which are easy to use and modern.

Macro Direct:

Macro’s Home Banking service allows customers to operate with the Bank any time, 24 hours a day, 365 days a year, from anywhere in the world.

Macro Direct represented 85% of the transactions volume within ClienteSI, thus being the best choice for our customers due to its ease of use, safety and speed. En 2010 we added new capabilities, such as the option to carry out US dollar purchase and sale transactions through account debit and check foreign trade transactions.

For corporate customers, we implemented a new transfer method, which allows our customers to make multiple credits from only one account in only one step. On the other hand, as an improvement to the salary payment program, our customers are able to process the registration of new beneficiaries and the crediting of salaries directly through this channel.

ATMs:

During 2010 we implemented actions that improved the availability and service levels of our ATM network and we continued with our technology update program.

Continuing in our efforts to deliver improved services to our customers bringing the latest technology news to facilitate their transactions with the Bank, we incorporated 20 units into our ATM fleet featuring bill recognition capabilities. This innovation allows our customers to make cash deposits with online crediting without the need to use envelopes or tickets, which facilitates the transaction.

Self-Service Terminals (SST):

Grupo Macro has terminals distributed in the entire Branch Network throughout the country. Our terminals currently offer an increased range of operations, incorporating improved capabilities such as the possibility to make deposits 24 hours a day, 365 days a year, a useful capability that was shown on the 56.42% increase in the total number of transactions made in 2010 through this channel.

We encourage our customers to operate through these automatic channels and work to give the entire Branch Network points with access to our Customer Service Call Center and Macro Direct.

In December we carried out the migration with Banco Privado de Inversiones, allowing all former BPI customers who operated during the last six months through the Automatic Customer Service Channels of such entity, to easily obtain their ClienteSI password.

Customer Service Call Center:

Using the Customer Service Call Center, our customers have access to a quick and effective service that allows them to carry out different transactions and queries, through two methods:

o	a customized advisory service provided through highly qualified agents, available Mondays to Fridays from 7 am to 8 pm, and also,

o	an automatic service supported by cutting-edge technology.

In 2010 we devoted our efforts to restructuring the sector and increased the resources by 47%, both with the Customer Service Call Center and the Help Desk. We also incorporated new capabilities into the service.

The channel showed a 15% increase in the number of calls as compared to 2009, reaching a monthly average of 81,000 incoming calls. We service former BPI customers offering them products and services of Banco Macro.

In May, as part of the business development strategy with Corporate Banking, we implemented the Corporate Call Center aimed at delivering our corporate customers a new customer service channel. We set up the 0810-555-2112 line from 7 am to 8 pm, with automatic customer service 24 hours a day.

This channel is formed by a group of qualified advisors specialized in products and services for Corporate customers, offering the best options to contribute to the development of their business. This channel reported a monthly average of incoming call of 4,800.

Corporate Governance

The Corporate Governance scheme of Banco Macro S.A. is based on its bylaws, the Corporate Governance Policy as approved by the Board of Directors, which takes in all applicable best practices; and on the complementary internal rules and regulations adopted by the Bank for the organization and its members, such as the Code of Ethics, the Code of Conduct, the Code of Banking Practices, the Code of Investor Protection and compliance with all applicable practices regarding the Protection of Personally Identifiable Information..

Applicable Rules and Regulations

Banco Macro S.A. lists is shares in the Buenos Aires Stock Exchange and is subject to the rules and regulations issued by the CNV (Comisión Nacional de Valores or Argentine Securities Exchange Commission). In addition, since it is a financial entity, Banco Macro S.A. is regulated by the Central Bank of the Republic of Argentina.

On the other hand, Banco Macro lists its shares in the New York Stock Exchange (NYSE) and therefore it shall also comply with all applicable standards regarding corporate governance, pursuant to section 303A of the NYSE’s Listed Company Manual, as amended, qualifying as Foreign Private Issuer.

Banco Macro, in compliance with the provisions set forth in Resolution No. 516/07 issued by the CNV, prepared its own Code of Corporate Governance that reflects the best corporate governance practices applied by the Group to its business management, and issues its Corporate Governance Annual Report.

Ownership Structure

Banco Macro S.A. is an open-capital company that lists its shares in the Buenos Aires Stock Exchange and the New York Stock Exchange. In the case of the NYSE it lists is shares as American Deposit Receipts or ADRs.

Among its main holders are the national social security system (ANSeS), local and foreign investment funds, institutional investors and retail investors.

The Bank’s controlling interests are held by three of its shareholders, who have large experience in the financial system and are members of the Bank’s Board of Directors.

Board of Directors – Composition & Functions

The Board of Directors is the top management body and its main function is to establish the Bank’s management and development policies. It is Banco Macro S.A. policy that the members of the Board of Directors be morally capable.

The Board of Directors is currently formed by 12 Regular Members designated by the General Shareholders’ Meeting and who shall hold office for periods of three fiscal years. The Directors have experience, solid knowledge and enough training to carry out activities in the banking business.

Banco Macro S.A., in compliance with the rules of the CNV and the SEC, has a Supervisory Committee composed of three independent Directors.

Name & Surname	Office/ Position
Jorge Horacio Brito	Chairman
Delfín Jorge Ezequiel Carballo	Vice Chairman
Jorge Pablo Brito	Regular Director
Marcos Brito	Regular Director
Juan Pablo Brito Devoto	Regular Director
Roberto Julio Eilbaum	Regular Director
Luis Carlos Cerolini	Regular Director
Constanza Brito	Regular Director
Rafael Magnanini	Regular Director
Carlos Enrique Videla	Independent Regular Director
Alejandro Macfarlane	Independent Regular Director
Guillermo Eduardo Stanley	Independent Regular Director
Mario Eduardo Bartolomé	Alternate Director
Ernesto Eduardo Medina	Alternate Director
Delfín Federico Ezequiel Carballo	Alternate Director
Fernando Raúl Garcia Pullés	Independent Alternate Director

Control Environment

The Internal Control System is supported by the integrity, the moral and ethical values and the capacity of its members, but there are other aspects that are expressed when shaping the operating processes, and mainly, in how such operating processes are managed and controlled, the level of adherence to policies and the compliance with goals/ objectives arising from the Management.

This system is evaluated on a permanent basis by different actors in order to test compliance with legal, regulatory and internal requirements, securing its adequate operation.

Committees

The members of the Board of Directors participate actively in the day to day management, contributing their experience and knowledge, and forming the different committees created within the Board: Executive Committee, Assets & Liabilities Committee, Credit Committee, Recovery Committee, Systems and IT Committee, Supervisory Committee, Internal Audit Committee, Operating Risk Committee and Anti-Money Laundering Committee.

Regulatory Compliance

At Macro we understand that compliance is part of the culture, not only the responsibility of compliance-specialized personnel. The compliance function acts a contact to solve aspects related to the proper implementation of compliance laws, rules and standards through policies and procedures and other documents such as compliance guides, internal codes of conduct and practical guides. In addition it assists the management in training the personnel.

Compliance implies transaction and counterparty monitoring, research process management, good practices implementation, recommendation for compliance of law, rules and regulations, etc.; all the above as a preventive rather than reactive measure or action.

Internal Audit

The main mission of Internal Audit is evaluating the adequate operation of the Internal Control System, compliance with all policies and procedures issued by the Management and with all provisions that govern the activity, with professionalism, objectivity and independence.

This process is supported by the Annual Program, which is prepared on the basis of an evaluation of the risks involved in the financial and economic context, the Group’s profile, the knowledge of its business, the risk evaluation carried out by the different departments, the guidelines issued by the different regulatory entities and the expectation of the Board of Directors; so as to ensure a proper coverage of the relevant risks, taking into account audit-related practical improvements.

The evaluation made on the Internal Control structure has shown satisfactory results, strengthening the proprietary departments the control culture, which allows us to operate with a reasonable level of effectiveness, and noting also a reasonable coverage of operating, credit, market and regulatory and reputation-related risks.

Internal Audit coordinates process tests that support the Certifications required under SOX, in a convergence framework, allowing us to make more efficient all validation tasks between those required under international regulations, Internal Control, External Audit and Risk Management carried out on each of the Organization’s processes.

In order to carry out these tasks the Group’s Internal Audit Department has a team of 98 members, most of them university professionals graduated in different disciplines, thus ensuring a highly professional team that allows us to meet the needs and challenges we are faced with in an environment of constant change and of increasing demands, accompanying the Organization in its permanent growth.

We implemented improvement programs in order to achieve a higher level of automation and efficiency in the development of tasks, which included, among others, the use of IT tools not only for the administration of audits and the generation of reports, but also for the exploitation of information by generating exception lanes and control panels.

In 2010 we issued 440 Audit reports on Branch Network, 62 Audit Reports on Central areas, which include works on Credit, Financial, Accounting and Operating Processes and 33 IT and System Audits on the financial entities of the Grupo Macro and its subsidiaries, covering tests on process design, operation assessment and substantive tests.

The Supervisory Committee took notices of all reports issued by Internal Audit, External Audit and other Control Departments through monthly meetings, specially stressing both on the follow-up of the regularization of the above described weak points and on the progress and fulfillment of the Audit Annual Program.

To sum up, Internal Audit has fulfilled all rules, regulations and requirements provided for by the regulatory entities, accompanying the Organization’s growth and ensuring a reasonable control level for the development of the business in the Companies of Grupo Macro, with a vision focused on the improvement of Business and Audit processes.

Anti-money Laundering & and Terrorism Financing

Banco Macro complies with all rules and regulations issued by the Central Bank of the Republic of Argentina, the Financial Information Unit and the National Laws regarding this matter, analyzing its strategies, goals and objectives against money laundering and terrorism financing activities on a permanent basis and keeping in place an effective plan reflecting the best practices for a company rendering financial and banking services.

The administration of this risk inherent to the banking business prevents the use of our company as a vehicle in money laundering and terrorism financing schemes, playing an active role in our commitment to preserve the welfare of the different sectors of our society.

During the fiscal year 2010, we developed new monitoring systems and increased the training and updating programs in this aspect for our employees, allowing the rapid detection and identification of the different risk operations.

For 2011 we shall look deeply on the exploration of our IT control and monitory tools, which together with the update of our internal rules and proceedings to match the changes in the laws in force, will contribute to the ultimate goal that is our commitment to anti-money laundering and terrorism financing.

Protection of Personally Identifiable Information

Banco Macro features policies and proceedings designed as regards the coverage of aspects related to Privacy and Protection of Personally Identifiable Information, in compliance with the requirements under Law 25326, as amended, its regulatory Decree 1558/2001 and the provisions set forth by the National Department of Personally Identifiable Information Protection.

All officers and employees of the Bank having access to personally identifiable information (saved or stored on logical or physical databases, such as credit files) are obliged to keep the confidentiality of such information and are subject to the duty of protection and preservation thereof. These obligations survive even after such data or information is cancelled or deleted from such databases, and even after the termination of their labor or contractual relationship with the Bank.

We pay special attention to this rules in our business and professional relationship with vendors, suppliers or service providers, as well as in those relationships in which the Bank acts as supplier or service provider for a third party, in order to ensure that the access or handing of personal data included in our databases is exclusively enshrined in the rendering of a service by such third party to the Bank or vice versa.

Risk Management

The Bank has defined the Risk Management Macro Policy that supports the definition of all structures and functions involved in daily risk management actions, including the board of directors, the assistant general managers, department managers and the rest of the staff. Such management applies to strategy definition and is designed to identify potential events that might affect the organization, manage their impact within the accepted risk level and provide reasonable assurance on the achievement of goals.

Specialized areas manage and administer Credit Risk, Operational and Technology Risk and Market, Liquidity and Interest Rate Risk.

Credit Risk

The Credit Risk Department is responsible for credit policy application and credit exposure management and monitoring. The Board of Directors and the Executive and Senior Credit Committees have powers to define and modify credit policies, the application of which is the responsibility of the above mentioned Department.

We have developed proceeding manuals and tools (information systems, rating and follow-up systems, measuring models, recovery policies), which as a whole, allow risk treatment in the most efficient manner according to customer type. In turn, we monitor on a continuous basis compliance with all credit rules and regulations imposed by the Central Bank of the Republic of Argentina as to, among other aspects, credit fractioning, graduation and concentration.

Corporate Risk and Individual and Micro-enterprises Risk Departments analyze the credit risk of the different segments, providing technical support for credit decisions. Senior and Junior Committees, the Small and Medium-Sized Company Banking Committee, the Agribusiness Committee, the Large Company Committee and the Regional Committees and top management officers with powers to rate customers, participate in the credit approval process, within the scope of a staggered scheme of credit powers, which is progressive in proportion to the amount applied for and the transactions terms and conditions.

Furthermore, the Credit Management and Transaction Department is in charge, among other things, of mitigating the credit risks through its Credit Review, Credit Transaction and Credit Management offices. To such effect, among other things, this department controls the instrumentation and settlement of the transactions and prepares reports on the credit portfolio behavior. It also carries out a periodic review of debtor classification and guaranty coverage (in order to determine whether the provisions made are sufficient and appropriate under the relevant rules and regulations established by the Central Bank of the Republic of Argentina).

Within the Credit Risk Department, the Analysis and Planning office is in charge of monitoring credit exposure, by using tools such alerts and indicators, preparing reports that serve as information sources for the portfolio management by the Bank’s Management, the department itself and the commercial divisions or offices.

Additionally, the Pre-Legal Recovery Department defines and performs delinquent portfolio recovery functions.

Finally, the Department features a specific division in charge of generating, modifying and formalizing the rules, regulations and proceedings that govern the credit cycle and are intended to minimize and/or neutralize credit risk.

Operational Risk

The Operational Risk function is in place since 2008, moment in which the Bank developed the Operational Risk Management Integral Evolutionary Model, which comprises the identification, measuring, management and monitoring of operational risks, we designed and keep in each fiscal year a training program to transmit within the Entity all concepts inherent to Operational Risk and the cultural change originated thereby.

The Bank has policies, procedures and a structure, and has designated an officer Responsible for Operational Risk. We feature an Operational Risk Committee, whose main mission is to ensure an Operational Risk Management plan including policies, programs, measuring and powers to identify, evaluate and manage risks in order to assist Department Managers and the Bank’s Board of Directors, in a scenario of significant and rapidly changing risks.

We also implemented a proceeding aimed at collecting events and losses, which purpose is to help reduce incidents and loss amounts and a monitoring scheme through risk indicators aimed at making a continuous follow-up of risk exposure and detecting non-assumed risk levels.

During 2010 we put in place a tool to manage operational risk, through which we administer the identified risks, show the different indicators, in order to have an information system that allows us to expose a global vision on the results of the different practices and tools that contribute to operational risk management actions.

IT-related Risks

As to Risk Management actions related to information technology and information systems, the Bank features contingency and business continuity plans designed to minimize any risk that might affect the Bank’s operation.

With the purpose of strengthening the operational risk function and continuing with the process started in 2009, during the year 2010 we moved forward with the implementation of the methodology through which IT departments identify, evaluate and control all risks related to the Bank’s Information assets and the particular events, generating information that will subsequently be taken into account in the decision making processes.

We moved forward in the risk analysis of IT processes, business applications and support software and the technology infrastructure that facilitates the operations. This process is the result of regulatory adjustments and feeds the Operational Risk process currently in force in the Organization, allowing us to identify and take preventive measures to minimize the risks inherent to the activity.

Market, Liquidity & Price Risks

Banco Macro S.A. features strict policies on Market, Liquidity and Price Risk management and administration guidelines.

The Bank’s investment strategy is periodically revised by the Assets and Liabilities Committee in the context of economic and market trends in connection with the market risk, asset and liability concentration, maturity, expected return on investment and alternative investments, this being the framework within which we also evaluate the exceptions and powers.

The Asset and Liability Committee evaluates the Entity’s situation based on reports furnished by the Finance Department. In addition, it monitors its Value at Risk (VaR).

The Financial Planning department deploys for the preparation of its reports and recommendations, tools such as: sensitivity analysis, stress tests, rate curves in addition to other simulations. The taking of actions based on the information provided is at the discretion of the Finance Manager, depending on several factors that must be taken into account such as market conditions or the complexity and variety of the transactions.

The reports prepared by the Financial Planning department contemplate the following aspects: changes in yield curves; currency, interest rate and term mismatches and depending on its volatility and realization speed; minimum cash; term deposit evolution, interest rates and volatility, and the participation of institutional investors in them; liquidity and price risk; limits established by the Assets and Liabilities Committee and alert emission.

On the other hand, the Entity seeks to maintain an adequate liquidity level through the cautious administration of assets and liabilities, both as to cash flow and cash concentration.

Liquidity management needs to be supported by a planning process that determines the present and future cash requirements, taking into account the changes in economic, political, regulatory and other conditions. For this purpose it is necessary to identify cash outflows, both expected and potential, as well as the alternative strategies for the management of assets and liabilities in critical situations.

Finally, the aim of the interest rate or price risk policy is to guarantee the Committee has the proper information, tools and procedures that allow such Committee to measure, manage and control price risk.

One of the objectives in connection with price risk is to eliminate form the different assets and liabilities the undesired risk, but the Entity also seeks to take advantage of any business opportunities that interest rate and price changes may offer.

The Finance Department informs the Assets and Liabilities Committee on a monthly basis about price risk exposure and the impact it may have on the Bank’s financial margin. Risk reports clearly compare the existing exposure with the limit policy, using for the purposes of the analysis: market factor identification, market factor sensitivity (MFS), Volatility, Correlations, Value at Risk, Rate Curves, and stress tests, among others.

Management Control

Banco Macro has an efficient management control system in order to guarantee the adequate generation, interpretation and analysis of the strategic information.

The Management Control department prepares a stated number of reports for the Management on a periodic basis. It also features qualified and trained personnel with quality control functions over the database that ensures its accounting consistency. In addition, from the Management Control department the Bank centralized the preparation, follow-up and control of the annual expenditure and investment budget.

During 2010 we started the implementation stage of a new database exploitation tool, which shall allow the users to generate information on easier, more rapid and efficient manner.

Each manager’s department (either commercial or support) may exploit on its own the available tools and generate its own reports and control panels, having the technical assistance of the Management Control and of a user’s help desk.

Ratings

The risk rating agencies Moody’s Latin America, Moody’s Investors Service and Fitch Ratings Argentina, maintained the Bank’s ratings stable, such ratings being among the highest ratings received by financial entities of the Argentinean market.

Instrument	Moody´s	Fitch
Class B Common Shares	1	1
Subordinate Corporate Notes Series 1 US $150 M	Aa3.ar	A (arg)
Senior Corporate Notes Series 2 US $150 M	Aa3.ar	AA (arg)
Senior Corporate Notes Series 3 US $ 100 M	Aa1.ar	AA (arg)
Local Currency-denominated Deposits (*)	Aa1.ar
Foreign Currency-denominated Deposits (*)	Ba1.ar
Local Currency Global (*)	Ba2	B
Foreign Currency Global (*)	Caa1	B
Financial Strength (BSFR)	D
Long-Term Debts		AA(arg)
Short-Term Debts		A1+(arg)
(*) Rating assigned by Moody’s Investors Service.

HUMAN RESOURCES

The most important contribution for Grupo Macro’s growth is the human team that forms it. That is why from the Human Resources department we want to make sure that all our employees develop professionally in an appropriate work environment, with harmony, and with the tools they need to work efficiently.

In line with the cultural change, we already started some years ago, and to support the growth of our organization upon a sustainable basis, during 2010 we worked to ensure Organic Growth and Internal Order.  That is, to make our business grow not only by enlarging the structure but also based on investment, so as to add quality and efficiency to work processes.

In this respect, from Human Resources, we focused on useful actions to cooperate with the areas and help them carry out their projects.

One of the most important actions, carried out in coordination with the different management departments, was the integration (almost by the end of the year) and inclusion in Macro’s work processes and culture, of the employees who joined the Group, with the acquisition of the BPI.

Furthermore, in order to focus the work of the entire organization and intensify the work between the network and central areas, we continued to enhance the Management by Objectives system, by including more levels. Thus, we developed and launched during 2010 (to apply during 2011) a new system of objectives for all the employees of the network of branches, where we measured the additional and individual contribution of each member to the branch’s results, which includes quality and efficiency variables as unquestionable aspects.

Following the fundamental principle of being closer, we set the Integration Program in motion. This program integrates and systematizes the different actions and meetings among populations/levels.  Some of them were already done –such as ProMacro, work meetings among teams, MacroDestaca, and some other new activities with the aim of working, on a balanced basis, on 4 important aspects for the Bank:

•
Culture: By transmitting the Bank’s strategy, communicating on a homogeneous basis important issues of the areas and the Bank so that everyone feel they are part of the achievements and further strengthen their Macro sense of belonging and culture.

•	Recognition: By rewarding and making known the best practices and the best attitudes of our employees.
•	Interaction among Areas: To ensure that information flows in all directions, and improve ordinary processes.
•	Working atmosphere: By reinforcing teamwork within the areas.

Always with the spirit of being present in every region and “dealing with matters first-hand”, we maintained the plan of meetings which included from meetings with the Bank’s officers and top management authorities to the Staff Relationship plan of visits (meetings with every employee).

We think that the information needed for everyday work should be at hand, clear, and direct.  With this concept, we renewed and launched a New Intranet which, among other things, includes a “browser” making the intranet a more agile channel and also work as an information “reservoir”.

As usual, we continued with the printed media of Revista Interna (Internal Magazine), special Dossiers for each Region, and specific campaigns for integration actions and Macro celebrations, such as the Bank’s birthday.

Throughout the year, we kept on with the actions directed to work integration of young professionals, such as the Employment Program of Tucumán, and incorporated young students into the Bank’s permanent teams.

In order to provide all our employees with development opportunities, 136 positions were filled by internal search, and 148 internal promotions took place as well.

It is a clear Value in the Group that the management levels are the main source of knowledge transmission and of Macro’s culture transmission, therefore, we extended our leadership and management development activity program, in some cases with new programs, such as “Branch Managers”, organized and developed with UCA (Argentine Catholic University), and the program carried out with other banks from ADEBA.

In terms of training, and continuing with what we started last year, we developed training activities by position, having application and scope according to the needs, realities and demands of the local business or central areas.

In addition, and to encourage each employee to manage their own professional training, we kept on increasing our program of graduate courses agreement program with universities from different places around the country.  This is also a benefit, since in many cases, we caused such agreements to extend to apply to the family group of our employees as well.

In this respect, we kept on expanding the Benefits portfolio through agreements with Companies that grant better conditions to Macro’s employees.  During 2010, a significant benefit was that achieved through the agreement with MEBA about health and prepaid medical care plans.

As always, there is the Group’s backing and support in critical cases, social assistance, or prolonged illnesses that any member of our company may have to face.  Because, from Human Resources, we believe that the true satisfaction of the organization’s member is the key to maintain an appropriate work atmosphere, and at the same time stimulate the commitment to the institution.

IT Development

During the year 2010, in response to the Bank’s growth and for the purpose of maintaining always the best internal service level, the structures of the Systems and IT, and Production Management Departments were adapted.  Furthermore, we increased the data storage capacity by 65%, to meet the business demands and projects.

We continued to increase the technology fleet in our branches, by acquiring and installing new automatic teller machines (ATM) and self-service terminals (SST).  The Group’s technology fleet reached at the end of the year 872 ATMs and 732 SSTs, which constitutes the widest network in the provinces.

The outstanding projects completed during the year include the following:

•	Adjustment of the banking core towards a universal architecture oriented to services, making it capable of acting as an integration element with the satellite applications of the business.

•
Initiation of the process of integration of the different channels through the management of Customer relationships, and implementation of a Differential Customer Service Model.  This first stage is oriented towards a Customer unique vision, standardization and support of pre-sale processes, handling of opportunities, and product catalog.

This process required the acquisition and installation of processing infrastructure, base software and communications.

•	Acquisition and implementation of infrastructure and services to enable communication and access to the application programs of Banco Privado de Inversiones (BPI).

•	Migration, with satisfactory results, of Customers and BPI products to Banco Macro.

•
Implementation of Optimum Cash Control (COE, Control Optimo de Efectivo), which allows the efficient administration of cash movements between Branches and Vaults, and at ATMs, thus reducing the costs of tied-up cash and transportation of remittances.

•	Implementation of the Emerix application for the management of defaults, thus reducing costs and times of management and operation.

•	Migration from Electronic Clearing House, from ACH to COELSA, which represented a 50% reduction in operating and maintenance costs.

•	Implementation of a new took for the analysis and exploitation of the Bank’s Management System (Sistema de Gestión del Banco) (SIGMA).

•	Implementation of the E-flow system for the management of customer service shifts at Pension Payment Centers.

•	Implementation of new functionalities through Automatic Channels (Internet, Telephone Service System, Automated Service), in line with the Business requirements.

•
Implementation of new functionalities in the Remedy application program which increases management efficiency, and enables the administration and follow-up of cases from the Unified Service Center in conformity with the Service Level Agreements established by user areas.

During year 2011, we will continue with the process of integration of the different channels, through the administration of the Customer relationship, and the implementation of a Differential Service Model.

Furthermore, we will move forward in the management of business processes, by selecting and implementing a BPM ((Business Process Management) solution, for the purpose of improving efficiency and flexibility for change.

Quality

Banco Macro believes that the most important thing is the satisfaction of our customers, both external and internal. For the third year in a row, we carried out the External Customer Satisfaction Survey, and its results have shown tangible  improvements in the items surveyed, the satisfaction factor most valued by our  customers being Personal Service.

In this survey, both our Individual Banking and Corporate Banking services have shown a favorable evolution in all their indicators, compared to the last measurement.

Furthermore, we have measured the degree of satisfaction of our customers as regards service and management at the branch in which they operate, through the Opinion Poll which we will conduct in all the branches that form part of our network.  Results obtained reflect high standards of service perceived by customers, with high scores in the Branch Management indicator (8.28 over 10 in the country total), and in the Strategic Management indicator (8.71 over 10 points).

On the other hand, we used again the Mystery Shopper technique, in which an observer (posing as an ordinary customer) measures the branch functioning, getting as a result aspects to be improved, and detected strengths, from the customer’s point of view.  Banco Macro’s degree of overall compliance was 82%, which means a Very Satisfactory performance.

Moreover, from the Quality area, we did market research and designed a series of Quality indicators about processes, with the aim of measuring directly and indirectly our customers’ satisfaction.

We have incorporated new Process Quality measurement indicators, among which we can highlight the following: Credit Rating Processes for Small- and Medium-Sized Companies (PYMEs) and Agribusiness Companies, Service Quality of the PYME Service Center, Service Quality of the Customer Fidelization Center, Sale of Insurance through outsourced telephone service centers, and Leasing Process. The results obtained are excellent.

On the other hand, we worked in conjunction with the areas of Organization and Processes, Transactions, Individual Product Banking, Systems and Distribution, and Sales, in the implementation of a database normalizer, whereby we were able to obtain 85% standardized and normalized personal data, addresses and telephones.

It is very important for us to keep on working on generating new tools that allow us to know the degree of satisfaction of our customers, and have this information available for the making of business decisions.  During 2011 we will continue doing these analyses, and designing new indicators about critical processes.

Corporate Image

Awards and Mentions

The prestigious American economic and financial magazine Global Finance has chosen Macro, for the sixth year in a row, as the best Bank of Argentina 2010 in its 17th annual report about the Performance of the best Banks of emerging markets, “The World`s Best Emerging Market Banks” –2010-. Selection Criteria used for this award include profitability, growth of assets, innovation in products, development of strategies, and customer service.

Macro has won, for the seventh consecutive year, the Best Bank of the Argentine Northeastern Region award, and awarded the “Sol Andino” prize for its experience, growth, and the contribution made to the region. Furthermore, the Bank has received the silver award “Sol Andino de Plata” as the best in all items considered for nominations. Sol Andino was created for the purpose of encouraging and recognizing the companies and institutions of Salta that stand out in their field, thus reflecting clearly the positioning and preferences of local brands. The awards arise from rigorous surveys that ensure the total transparency of this award.

GRUPO MACRO RESULTS

Banco Macro S.A. Economic and Financial Situation

With regards to the goals set the previous year, we must highlight the Bank’s adequate performance in its main indicators and its persistence along time. As in the preceding years, we kept on growing in volume, without overlooking prudential aspects and high profitability.

Grupo Macro’s current structure is as follows:

The distribution network of Grupo Macro is currently made up of 402 branches –the widest network in the Argentine private sector-, 376 of which belong to Banco Macro S.A., 26 to Banco del Tucumán S.A. and one to Banco Privado de Inversiones S.A.

Branches are established throughout the territory of the country, being the entity with the strongest presence outside the capital city.

The following table shows the location of the branches by region compared to the total number of branches of the Argentine financial system as a whole, evidencing a strong presence in the productive areas outside the capital city.

	Grupo Macro	Financial System
Regions	Branches	Branches	Share
Northwest (NOA)	72	245	29%
Central	176	934	19%
Northeast (NEA)	45	324	14%
Patagonia	20	280	7%
Cuyo	15	227	7%
Province of Buenos Aires	51	1,259	4%
City of Buenos Aires	23	781	3%
TOTAL	402	4,050	10%

Grupo Macro has a business model focused on retail banking and serving 2.5 million customers, which base grew by 127,000 individuals during the last year.

To service customers, we put in place 872 ATMs of the Bank’s network, which constitutes the second most important ATM network in the country. In addition, the Group features 732 Self-Service Terminals (SST) to serve its customers.

Solvency

During this fiscal year there has been a strong presence of the main players in the financial system seeking to increase their market shares. In this scenario of strong competence, the Group did not overlook its commitment to the customers and shareholders and managed to maintain its ratios above those of their competitors.

The ratio of the Shareholders’ Equity over the Assets places Grupo Macro in the first positions among the entities of the comparative group reaching 13.4%.

The Shareholders’ Equity is the most important among the Argentine private banks and was increased from AR $3,359 million to AR $4,153 million, such variation being due to the following transactions:

Changes in Shareholders’ Equity
Figures in million AR $
Shareholders0 Equity as of 12/31/2009	3,359
Distributed Earnings	-216
Income for the Fiscal Year	1,010
Shareholders’ Equity as of 31/12/2009	4,153

The “quantifiable equity liability” (RPC)1 of the Group showed a 146% excess in respect of that required by the rules of the BCRA, which exceeded by 60% the RPC recorded in the financial system as a whole.

The strength of this indicator supports the payment of dividends during the year 2010, and also the continuity of the investment and growth program, without affecting the solvency ratios.

Grupo Macro’s leverage level –Liabilities/ Shareholders’ Equity- reached 7.1 times, slightly below the average value registered in the financial system -7.5 times-, evidencing Grupo Macro’s growth potential.

Deposits

In 2010, deposits showed a 26% annual increase. Particularly, private sector deposits grew by AR $ 3,211 million, with increased participation of Checking Accounts (28%) and Savings Accounts (31%), a fund source typically more economic than term deposits.

Grupo Macro is the second most important private capital bank as to deposit volume and its market share reached 6.3%.

The following table shows the evolution of its components:

Deposits
(Figures in million AR $)	12/31/2008	12/31/2009	12/31/2010
Checking Accounts	2,581	3,276	4,179
Savings Accounts	2,717	3,446	4,527
Time Deposits	6,032	7,711	8,714
Other	538	532	756
Total Non-Financial Priv. S. Deposits	11,868	14,965	18,176
Total Public S. Deposits	3,938	3,614	5,216
Total Financial S. Deposits	22	14	16
Total Deposits	15,828	18,593	23,407

Loans

The Group has developed its activity increasing its presence in the products considered as target products. The private sector loan portfolio grew during the period 40%, reaching the amount of AR $16,186 million, before provisions. This numbers place the Group in the third position among private banks with a market share of 7.9%.

1	Spanish acronym for “Responsabilidad Patrimonial Computable” (Argentina).

The following table shows the composition of the segment and its evolution during the last three years:

Loans (Figures in million AR $)	12/31/2008	12/31/2009	12/31/2010
Advances	1,556	1,436	2,033
Documents	1,349	1,413	1,805
Mortgages	739	747	903
Pledges	340	263	347
Personal	3,806	4,007	5,802
Credit Cards	869	950	1,553
Other	2,234	2,433	3,489
Total Loans	10,893	11,249	15,933
Leasing	361	278	253
Total Financing	11,254	11,527	16,186

During the current fiscal year we continued with the Group’s policy aimed at creating provisions in addition to those required by the Central Bank of the Republic of Argentina in order to maintain the provision level and coverage ratio established by the Entity’s prudent policies. In this line, provisions represent 147% of the irregular portfolio.

In this highly competitive context, we privileged growth respecting atomicity and maturity extension criteria. Macro’s differential characteristics, with strong presence throughout the territory, its capacity as financial agent of four provinces and the boost driven from the branch network, allowed us not only to maintain the leading position in Personal Loans but also to increase the difference with the other competitors.

As of the end of the Fiscal Year the Bank recorded 780,000 active personal loans, which means that during the year 2010 this product increased by 68,000 transactions. In addition, the irregular portfolio went down 8% reaching portfolio irregularity ratios for this product of 2.9%.

Credit Card balances showed the same behavior. In spite of the active behavior of the main participants, Macro managed to grow 63% with respect to the previous year as a consequence of the organic growth and due to the acquisition of Banco Privado de Inversiones.

As to corporate banking, both Advances and Foreign Trade transactions showed an increase above 40%.

Liquidity

The Group’s liquidity reached AR $12,141 million as of the end of the fiscal year. In terms relative to deposits, said indicator remains in comfortable levels of almost 52%.

The assets composing this indicator are low risk and short term assets: cash and cash equivalents, LEBAC and NOBAC, swaps with the BCRA and, to a lesser extent, loans granted for terms not exceeding 31 days to first-rate companies.

The following table shows the consolidated balances as of the end of each Fiscal Year:

Liquidity
(Figures in thousand AR $)	12/31/2008	12/31/2009	12/31/2010
Cash & Cash Equivalents	3,524	5,016	5,202
LEBAC / NOBAC	3,839	4,650	4,006
Active Swaps of Government Bonds	204	1,046	2,324
Other	569	560	609
Total Liquid Assets	8,136	11,272	12,141
Coverage on Deposits	51.4%	60.6%	51.9%

The Group’s high liquidity and solvency is a distinguishing element of the Group that, without capital or liquidity restrictions, allows the Grupo Macro to grow with profitability.

Results

The evolution of Grupo Macro’s results continued to demonstrate its financial and solvency potential, which is reflected in the net income of AR $1.010 million registered in the fiscal year 2010, up 34% from the AR $752 million of the previous year.

Said profitability represented a ROE –average return on equity- of 27.1% and a ROA –Average return on assets- of 3.6%, positioning it as one of the most profitable banks in the Argentine financial system. These results evidence stability in the generation of income, productivity and efficiency in the use of resources.

Results
(Figures in thousand AR $)	12/31/2009	12/31/2010	Variation
Financial Income	3,860	3,728	-3%
Interest from Loans	2,129	2,351	10%
Income from Government / Corporate Securities	1,371	989	-28%
Secured Loans	7	62	758%
Adjustments for CER* and CVS** clauses + Other	353	326	-8%
Financial Expenses	1,512	1,330	-12%
Gross Intermediation Spread	2,349	2,398	2%
Bad Debts Charge-Offs	198	215	9%
Net Income from Services	824	1,039	26%
Administrative Expenses	1,522	1,917	26%
Net Income from Financial Intermediation	1,452	1,305	-10%
Various Profits & Losses and Third Party’s Part.	-41	71
Net Income before Income Tax	1,411	1,376	-2%
Income Tax	659	366	-44%
Income for the Fiscal Year	752	1,010	34%

* Spanish acronym for “Coeficiente de Estabilización de Referencia” (Reference Stabilization Coefficient).
** Spanish acronym for, “Coeficiente de Variación de Salarios” (Salary Variation Coefficient).

Grupo Macro’s Main Indicators

The following table shows the evolution of Grupo Macro’s main indicators.

	Unit	2008	2009	2010
Assets	Million AR $	22,430	26,859	33,524
Private Loans	Million AR $	11,254	11,499	16,185
Liabilities	Million AR $	19,608	23,500	29,371
Deposits	Million AR $	15,828	18,593	23,407
Shareholders’ Equity	Million AR $	2,822	3,359	4,153
Profitability	Million AR $	660	752	1,010
ROA	%	3.0%	3.0%	3.6%
ROE	%	23.8%	24.6%	27.1%
Coverage-Provisions/ Irregular Portfolio-%		138%	116%	147%
Irregularity – Irregular Portfolio/ Portfolio-%		2.6%	3.2%	2.1%
Minimum Capital Surplus	%	135%	180%	146%
Leverage – Liabilities/ SE-	Times	6.9	7.0	7.1

Corporate Social Responsibility

Adding Value to the Business

CSR Report 2009

Since three years ago we prepare our CSR Annual Report in order to communicate to the different groups of interest the results of our economic, social and environmental performance; as well as to future challenges in these areas.

This year we started using the G3 Guide of the Global Report Initiative (GRI), the most accepted framework at an international level for the preparation of Sustainability Reports.

For Banco Macro the CSR Report is more than a communication channel, it’s a management tool that allows us to systematize the information, making a transversal diagnosis of the CSR status at the Bank.

Members of all the areas, through the CSR Group of Leaders, had an active participation in the process surveying the information and making an analysis of future challenges to be included in the CSR Program the next year, apart from detecting improvement opportunities based on non-achieved GRI indicators and on the best practices of the industry.

As to the achievements of the CSR Report 2009, we may point out the growth in the number of quantitative indicators that show the results of the Bank’s CSR actions, the incorporation of a chapter on corporate governance with information about our Board of Directors and its relationship with CRS matters, and the presentation of a table in which we inform we met the challenges set for 2009 and the new challenges for 2010; showing in a transparent and clear manner our performance, management and future CSR challenges.

Corporate Social Responsibility (CSR)

Paper and PET Recycling Program

We cooperated with the Paper and PET Recycling Program in aid of Fundación Hospital de Pediatría “Profesor Dr. Juan Garrahan”.  This year we collected more than 27 400 kilograms of paper, and 1 200 kilograms of PET, thus avoiding the felling of 460 trees.

Macro Foundation: A road to social inclusion

Our actions consist of the execution of programs submitted by the Civil Society Organizations (OSC) with which we share goals and objectives, and developed multiple initiatives focused on making possible a society with equality of opportunities for everyone.

We monitor these projects through follow-up reports that we request from the institutions. This information is complemented by various meetings, and the attendance to meetings or events proposed by such organizations (conferences, forums, training sessions, etc.). These meetings and events generate very enriching results, since they allow us to project, on a joint basis, adjust programs and plan new ones.  All the organizations with which we work have this positive special feature.

Actions by Macro Foundation in 2010

It was a year of intensive work and multiple challenges. New alliances, strict guidelines, and concrete actions with more than 70 social organizations today allow us to speak of positive results.

Our goal is to keep on betting on the development of regions and genuine work; achieve adequate medical care services and proper nutrition for children belonging to the most vulnerable groups; cooperate with the strengthening of quality education for the boys, girls and adolescents in our country.  These aspects can be summarized in only one wish: “achieve a society that is more and more inclusive, just and fair”.

Education program “Saber para Ser” (Knowing for Being)

This program, created to give answers to the issues related to education (elementary and intermediate) is focused on school patronage initiatives, improvement of facilities in educational establishments, and school supplementary programs such as extracurricular training, help with school work, and artistic recreation.  During the year 2010, we invested ARS 2.25 million in this program.

We accompanied more than 80 protégés who were able to complete their school year thanks to the scholarship patronage program. Scholarships are granted to each student for books and school supplies, travel expenses, clothes and shoes, among other things. Each student holding a scholarship also has pedagogical support and follow-up from a specialized teacher or special education professional who is in charge of accompanying the student throughout the entire learning and personal evaluation processes.

Other actions of the Program

Together with Fundación Leer, we participated in the “Open Book”, the purpose of which is to strengthen the role of libraries as promoters of children’s literacy.

The project benefits children who attend the libraries included in the program “Rincones de Lectura en Bibliotecas”, by providing initial training, pedagogical advice and technical assistance to create a special place intended for the reading of children’s and juvenile books, where community-center workers learn to develop reading-motivating strategies, promote the entire community’s active participation, and establish relations with local institutions that work with children and adolescents.

Each of the libraries receives from Banco Macro Foundation 300 new books to create their own Children’s and Juvenile Book Reading Corner, furniture manufactured by entrepreneurs from Fundación Impulsar and puppets  made by young people from the workshops of Cre-Arte, an educational and cultural center for disabled people.

We opened 24 Reading Corners in the provinces of Jujuy, Salta, Córdoba, Misiones, Chaco, Chubut, Mendoza and Santa Fe, and donated at the same time a total of 7,200 books.

Macro Foundation supports Fundación Aprendiendo bajo la Cruz del Sur from its very beginning. This foundation focuses on spreading the use of new technologies applied to education on the basis of three pillars: training, equipment, and Internet connectivity.

The aim is to improve the quality of life of far-off populations, through the adequate utilization of new technologies.

As of December 2010, there are already 23 schools in Quebrada de Humahuaca which are equipped and connected to Satellite Internet, and 120 teachers who are trained in the use of new technologies.

Contest in Rural Schools: Macro + Fundación Escolares

For the third consecutive years, Macro Foundation and Fundación Escolares decided to join forces in order to support isolated rural schools from the provinces by financing projects aimed at satisfying their needs, and stimulating parent and teacher collaborative work, participation and commitment in the search of solutions to the problems of their schools.

The infrastructure of more than 20 schools located in the provinces of Salta, Jujuy, Santa Fe and Misiones was improved. We addressed issues such as building and infrastructure deficiencies, lack of efficient water supply systems, shortage of pedagogical and didactic material, in addition to and within a context of poverty, unemployment and bad nutrition.

Besides, along with Fundación Escolares, we financed the bilingual intercultural education program of the province of Salta in 6 rural schools attended by 48 teachers and 868 students in total.

Sustainable Work Program: Alcanzando el Futuro (Reaching the Future)

An important part of our efforts is focused on alliances that promote work culture and productive enterprises. With that aim, we worked with Fundación Impulsar aiding them in their mission, which is focused not only on the economic support, but also on training and mentoring for young entrepreneurs.

During 2010, we were able to finance 4 projects in Salta, 4 in Mendoza and 15 in Misiones.

This year we became partners of the Program “Potenciar Comunidades Rurales” (Encouraging Rural Communities), the purpose of which is to finance and support projects in which two or more institutions, working together, lead and implement initiatives with long-term community impact.

Selected projects promote the achievement of common objectives related to matters of local interest, real possibilities of development, or common problems in the locations where they will be implemented.

This year’s achievements are the following:

39 organizations trained

5 projects funded

3,848,556 pesos invested in local projects

87 community volunteers

13,139 direct beneficiaries / 8,490 children / 4,074 adolescents

50,000 pesos contributed by the program

5 communities building bonds, creating networks, and working on a proactive basis for their own development

6 companies, 8 foundations established by companies and civil society organizations, 2 universities betting on the work of local organizations and supporting development processes

Along with Fundación Cruzada Patagónica we supported projects aimed at encouraging production at rural communities, taking care of the environment, and training the families and young people of the region on a permanent basis. The intention is to achieve sustainable development and integral learning in these communities. Direct beneficiaries were 110 people from rural families and students from nearby schools that participated in the program.

In Córdoba, we cooperated with the organization of the workshop “Argentina necesita nuevos empresarios, ¿quieres ser uno de ellos?” (Argentine needs new entrepreneurs, would you like to be one of them?) led by Fundación E+E (Empresarios + Emprendedores), in which each entrepreneur developed a strategic business plan to turn their project into a company.  More than 700 participated in this program, and 45 projects were submitted, which are already in motion as enterprises.

In Tucumán, we supported Fundación León, and granted 80 micro-loans in total intended to finance different productive enterprises undertaken by women at risk living in that province.

Program’s annual budget: ARS 566,400

Social Health Care Program: Salud por Sonrisas (Health for Smile)

Fifteen community health care-related projects were funded by Banco Macro Foundation.

One of them is focused on solidarity trips to the Northern regions of Argentina with the Hospital-Train of Fundación Alma.  During 2010, we accompanied its 6 trips to rural towns in the Northwest of Argentina. The objective: to provide free complete medical and dental assistance and health education guidelines, to children and adolescents.  Each year the hospital-train assists more than 3,500 children.

We also support Fundación TU.JU.ME in the medical tours made across rural areas by medical students from Universidad Nacional de Tucumán who are doing their residency. Their visits include health care programs.

Program’s annual budget: ARS 367,940

Nutrition Program: Alimentando el Futuro (Feeding the Future)

This Program is focused on nutrition and based on the work of self-managed community kitchens (comedores), nutritional supervision, and the repairs and infrastructure works at both community kitchens and merenderos. These community kitchens and merenderos currently feed approximately 5,000 people.

Program’s annual budget: ARS 825,379

Integration Program: Unidos por Más (United for More)

This Program was created to provide disabled children and young people with the necessary tools to promote their psychomotor, intellectual and social development, helping them to overcome their disabilities as an attitude towards life.

We worked nationwide with Fundación Baccigaluppo and its Football, Basketball, Tennis, Paddle, Hockey, Running and Sports Initiation schools in Buenos Aires, Mar del Plata, Rio Gallegos, Salta and Bahía Blanca attended by 415 disabled people.

Several other foundations also implement this program on a regional level. They are: Fundación Minka (Tucumán), CreArte (Bariloche), Olimpiadas Especiales (Special Olympic Games) (Córdoba), among others.

Program’s annual budget:  ARS 184,400

Corporate Volunteering Program: Generando el Cambio (Generating

The goal of this Volunteering Program is to help our people to go from the intention to the action, bringing a possible, real, and tangible way of helping people.  This year, the topic chosen for the program was “El club de barrio te necesita” (Your neighborhood club needs you).

In the last ten years we lost two thousand clubs of this nature, thus resulting in the lack of a space for children and young people to practice sports, and do cultural and recreational activities.

Thirty four groups of internal collaborators were the winners of this Program and will receive the necessary funding to make their projects come true.

We provided for said projects the sum of ARS 400,000.

Solidarity Christmas:

This year we participated for the first time in the proposal Nochebuena para Todos (Christmas Eve for Everyone), assembling Christmas gift boxes to send to needy families.  This initiative was undertaken in the provinces of Buenos Aires, Salta, Córdoba, Santa Fe and Tucumán where many dedicated people cooperated in the assembly of gift boxes containing a Christmas dinner and presents for the families.
Among all of us we could give 140 families a different Christmas, by gathering more than 150 boxes.

Program’s annual budget: ARS 414,470.

HIGHLIGHTS

Banco Macro completed in September 2010 the acquisition of 100% of the capital stock of Banco Privado de Inversiones S.A.

The purpose of the incorporation of BPI was to strengthen the Group’s presence in Buenos Aires, since 95% of the customer portfolio is distributed in Capital Federal and Gran Buenos Aires, and also to increase the credit card portfolio.

On the other hand, on September 2 we celebrated our birthday with a free event at the Monument General Martín Miguel de Güemes, located at the feet of San Bernardo mountain in the city of Salta.

Banco Macro was one of the 26 companies selected to participate in the celebrations of the Bicentenary Anniversary of the Republic of Argentina, because we are a bank born in Argentina, formed with Argentine capital and today it continues to grow.

DIRECTORS’ REMUNERATION

The Bank has not changed its policy regarding the Directors’ remuneration.  All the members of the Board of Directors perform technical-administrative tasks in the company.

DISTRIBUTION OF DIVIDENDS

The rules and regulations issued by the Central Bank of the Republic of Argentina provide that the financial entities may distribute dividends with prior authorization from the Superintendencia de Entidades Financieras y Cambiarias (Superintendency of Financial and Exchange Entities)

The Board of Directors requested from such Superintendency the authorization to distribute cash dividends on the amount of AR $ 505 million –equal to AR $0,85 per share-, so that the relevant Shareholders’ Meeting may later proceed to discuss such distribution.

To date the Board of Directors did not evaluate the capitalization of profits, capital monetary adjustments or other concepts. The Bank does not feature a strict dividend policy.

ACKNOWLEDGMENTS

The Board of Directors thanks our customers, correspondents, providers and colleagues, the shareholders and the authorities and officers of the Banco Central de la República Argentina (Central Bank of the Republic of Argentina), the Comisión Nacional de Valores (Argentine Securities Commission) and of Bolsa de Comercio de Buenos Aires (Buenos Aires Stock Exchange) for the support we received.

We very specially thank the staff of the Bank for the high degree of loyalty, cooperation and professionalism with which they performed their duties.

Buenos Aires, this 3rd day of March 2011.

The Board of Directors

EXHIBIT – EXPLANATORY REPORT ON THE CODE OF CORPORATE GOVERNANCE AS OF 12/31/2010

A.	SCOPE

The following Explanatory Report was prepared in compliance with the guidelines of the rules and regulations issued by the Comisión Nacional de Valores (Argentine Securities Exchange Commission) as to corporate governance best practices, pursuant to which it is an adequate practice to disclose information specifically related to the actions carried out by the Board of Directors in benefit of the shareholders, investors and of the market in general. The companies shall have to explain on an annual basis, simultaneously with the presentation of their Board of Directors’ Annual Report, the adoption –either in whole or in part- of the recommendations.

Pursuant to the provisions set forth in General Resolution 516 issued by the Comisión Nacional de Valores on October 11, 2007 next follows a description of each of the recommendations under the Code of Corporate Governance incorporated by such Resolution 516/07.

1) Issuer – Economic Group Relationship

Although there are no written policies regarding the relationships with the economic group, shareholders and persons directly or indirectly related thereto, the Bank in its capacity as authorized financial entity meets the information-related provisions and duties provided for in the Financial and Exchange Entities Act No. 21526 and the regulatory provisions issued by the Controlling Authority (Central Bank of the Republic of Argentina).

On the other hand, as suggested by the best practices and as provided by law (Business Company Law), applicable specific rules and regulations (Decree 677/01) and the professional accounting standards (Technical Resolution No. 21), this report informs on the transactions with affiliated and related companies (subsidiaries), focusing its presentation in notes to the financial statements. In addition, the information herein presented includes the relevant transactions carried out with the shareholders and the administrators, in customary market conditions.

2) Inclusion of provisions of the Code of Corporate Governance in the Company’s By-laws

The general ordinary and special shareholders’ meeting held on April 21st 2009 resolved to incorporate section 23 bis into the Company’s by-laws. Such section provides that the Board of Directors may create a Committee of Appointment and Corporate Governance, to be composed of the number of members to be determined by the Board of Directors. Such committee shall be in charge of determining the corporate governance rules and supervising the operation thereof.

The framework of general and special responsibilities applicable to the Bank’s Board of Directors is given by the applicable rules and regulations and the statutory and regulatory provisions in force before the effective date of the Bank’s Code of Corporate Governance.

Besides, the organization currently features instruments such as the Code of Corporate Governance, the Code of Ethics, the Code of Business Conduct and the Code of Investor Protection, which establish a general framework for the protection of the interests of the shareholders, the investors, the employees and other market agents, as well as the disclosure of all information useful for their interests.

Additionally, pursuant to the provisions under the Business Company Law No. 19550 and the Decree 677/2001, the Directors shall inform any interest to the contrary they may have in connection with the decisions to be voted by the Board of Directors and, if applicable, refrain from discussing or considering the same. For this reason, we believe there is no need for the by-laws to contain any provisions already contained in the applicable rules and regulations.

B.	BOARD OF DIRECTORS – GENERAL INFORMATON

3) Responsible for the Company’s Strategy

The Board of Directors of Banco Macro S.A. is in charge of the administration of the Company and, as such, it approves the policies and general strategies adjusted to the different moments of the Company’s existence, and in particular:

a) The business plan, which includes the management goals and the annual budget.

For the purpose of promoting a transparent management, the Board of Directors is responsible for the preparation of the Strategic or Business Plan. In addition, the Business Plan is submitted to the BCRA, in compliance with the regulatory provisions in force.

b) The investment and financing policy that is part of the annual budget.

The Investment and Financing Policy is the responsibility of the Board of Directors, and is deemed a sensible aspect of the Bank’s daily and long term management actions.

Taking into account its importance, the Board of Directors decide to create for the development and management thereof an Assets & Liabilities Committee in charge of establishing the institution’s financial strategy, making a deep analysis of the markets and defining the institutional policies regarding assets, liabilities and  market, liquidity, interest rate and currency risk management.

On the other hand, each year this committee prepares the expense and investment budget that shall be approved by the Board of Directors and is part of the Bank’s integral management system.

c) Corporate Governance Policy

The corporate governance policy for the Bank reflects generally the guidelines contemplated in this report.

d) Corporate Social Responsibility Policy

Banco Macro is aware of the social responsibility it has towards the community in which it develops its activity.

In the area of corporate social responsibility it has the mission of collaborating with the incorporation of the corporate social responsibility standards into the Bank, indirectly relating the different areas with the groups of interest with which they relate. In this way it generates situations of permanent dialogue and joint work ultimately aimed at creating social value and developing policies oriented to the growth of a fair, supportive and equitable country.

Each year the Bank publishes and discloses its corporate social responsibility report, including information related to the Bank’s principal groups of interest: customers, companies, providers, human resources and the community in general.

e) Risk Control and Management Policies

Banco Macro, in compliance with the entity’s policy and in accordance with its objective to implement the guidelines for adequate risk management activities, has decided to implement the risk management master policy, which introduces the definition of all structures and functions involved in daily risk management actions.

In this sense, corporate risk management is the process carried out by the Board of Directors, the assistant managers, the department managers and the Bank’s officers, including the entire staff. Such management is applied to the definition of strategies and is designed to identify potential events which may affect the organization, manage its implications within the accepted risk range and provide reasonable assurance on the achievement of the goals.

Consequently, there is an integral policy and several specific policies for each of the risks to which the Bank is exposed.

f) Development of continuous training programs for directors and top management or executive officers.

The Board of Directors believes it is not necessary to establish a specific training program for its members, since they have sufficient knowledge acquired from their experience in the financial market, and they further participate on a regular basis as speakers or audience in business-related events, symposiums and seminars.

As regards the executive managers, the human resources department designs and implements the training and instruction program on an annual basis.

The members of the Board of Directors have an active participation in the daily management actions, contributing their experience and knowledge. They also compose together with top executives the different committees within the Bank.

4) Management Control

Banco Macro features a management control system in order to guarantee the adequate generation, interpretation and analysis of the strategic information, adequate for management control and the control of the entity’s budgets.

This allows an orderly and complete assistance to top management levels in the form of decisions.

5) Internal Control and Information. Risk Management.

The Bank features the Risk Management Macro Policy in which it develops guidelines for risk management and administration, and introduces the structures and functions involved in daily management. In turn, it incorporates specific policies for each risk to which the Bank is exposed, such as Operational Risk, Credit Risk, Market and Liquidity Risk management.

Although it’s a process that starts in the Board of Directors and has been designed to provide reasonable assurance as to compliance with its goals, each actor plays a particular role, to wit:

Board of Directors: outlines the objectives and policies and is the body in charge of providing and approving rules.
Risk Committees: establish the procedures to be implemented within the entity to manage the defined risks.
Managers: perform the actions approved by the Board of Directors, collaborating with the implementation of mechanisms designed to minimize or control the business risks.
Internal Audit Committee: analyzes all deviations detected either by audits or monitoring routines or by other controlling entities interacting with the organization, evaluates the recommendations and makes the follow-up for the regularization thereof.
Internal Auditor: performs the plan as approved by the supervisory committee and the Board of Directors and monitors the internal control structure.
The rest of the Organization: meets the policies by carrying out the designed processes, detecting control deficiencies in transactions, and minimizing the risks.

6) Supervisory Committee

The Bank lists its shares in the New York Stock Exchange (NYSE), therefore is subject to Rule 10A-3 of its Issuer Guide; which rule provides that all members of the Supervisory Committee must be independent Directors.

The Bank’s Supervisory Committee is composed of three regular directors and one alternate director, who are independent according to the rules issued by the CNV (section 15 of the Decree 677/2001 – Public Offering Transparency Rules). Consequently, the Supervisory Committee is chaired by an independent Director.

7) Number of Members of the Board of Directors

The board of directors is composed by the number of regular directors designated by the shareholders’ meeting within the limits determined by the corporate by-laws (between a minimum of three and a maximum of twelve).

Directors shall hold office for three fiscal years, and if the shareholders’ meeting designates nine or more directors, then the board of directors shall be renovated by thirds. The board shall under no circumstance renovate less than three directors each time.

The shareholders’ meeting shall further designate the same or an inferior number of alternate directors, who shall hold office for the same term as regular directors. Both regular and alternate directors may be re-elected for an indefinite number of times.

8) Board of Directors eligibility

There are no formal requirements to integrate the Board of Directors other than those provided for in the applicable laws and regulations.

Compliance with such requirements is evaluated at the time of the designation proposal submitted by the shareholders’ meeting for the appointment of directors, as well as on a periodic basis while the director is in office.

In this sense, the BCRA determines through its CREFI (Creation and Operation of Financial Entities) circulars, the assessment criteria to be followed in order to grant the authorization to the directors designated by the shareholders’ meeting.

Pursuant to the rules issued by the BCRA, the boards of directors of financial entities must be composed in at least 80% by qualified persons with experience related to the financial activity.

In this respect, the Central Bank shall also evaluate the background information of the directors designated by the shareholders’ meeting and such directors may not hold office without prior consent of the Board of such Institution.

9) Director in Several Companies

The Directors considers it is appropriate not to limit the number of companies in which the directors and/or auditors of the Bank may hold office as such. This statement is supported by the diversity of knowledge and experience such performance grants to our directors and/or syndics.

10) Evaluation of Actions of the Board of Directors

Each year the Shareholders’ meeting evaluates the management and performance of the Board of Directors at the general shareholders’ meeting considering the issues contemplated under subsections 1 and 2 of Section 234 of the Argentine Business Company Law No. 19550. In this respect, it is not a proper practice for the Board of Directors to evaluate its own management actions before holding such Shareholders’ Meeting.

11) Training and Development of Directors

The board of directors believes there is no need to establish a specific training program for its members, since they have broad knowledge acquired as a consequence of their experience in the financial market, also participate as speakers or audience in business-related events, symposiums and seminars.

C.	DIRECTORS’ INDEPENDENT CAPACITY (CNV General Resolution 516, Exhibit I)

12) Independent Directors

The board of directors shall recommend the shareholders at when holding the shareholders’ meeting to designate the members of the board, show sufficient motivation with respect to the independent capacity of the person proposed, making all applicable recommendations.

They shall also comply with the requirements under section 4, Chapter XXI of the Rules issued by the CNV, which require the shareholders to declare the independent capacity or not of the persons proposed to hold office as directors.

13) Appointment of Top Management Executives

The Board of Directors does not consider showing the motivations related to the selection, proposal and/or designation of top management executives; taking into account the market maturing context.

The Bank’s web site publishes the list of the Bank’s top management executives in the investors section under the title “our management”.

14) Proportion of Independent Directors

Banco Macro has no specific policy aimed at maintaining a specific proportion of independent directors over the aggregate number of Directors. Nevertheless, in line with the corporate governance best practices, the Bank’s board of directors favors maintaining in its composition at least three directors holding the capacity of independent directors.

The board of directors further undertakes to make public its composition, for which purpose it has made available a specific site in the Bank’s corporate web site in which it indicates the capacity of independent director of those Directors holding such capacity.

Neither the legal rules nor Banco Macro’s by-laws require a give majority of independent directors.

15) Meeting of Independent Directors

The board of directors believes that to the extent there are at least three independent directors in its composition, it shall no be necessary to establish a specific policy to have exclusive meetings of independent directors. Notwithstanding the above, independent directors have a favorable environment to consider holding such meetings. It shall be the independent directors’ duty to coordinate the operation of such meetings, as well as the preparation of the agenda y the documents thereof.

D.	RELATIONSHIP WITH SHAREHOLDERS

16) Information to Shareholders

The Bank adheres to a transparency criterion fostering the broad and immediate disclosure of the financial information. The Bank periodically makes conference calls with investors and shareholders. In addition, they shall access and download information in the “Investors” section of the Bank’s web page. Pursuant to the above, the Bank adheres to the recommendations under GR 516 regarding this item.

17) Shareholders’ Queries and Questions

Banco Macro features a specific sector named “Investor Relations” that receives the queries and questions of its shareholders, the purpose of which is to create and maintain relationships with institutional investors, analysts and other agents of the local and international financial system. These queries or questions are generally answered immediately, so we understand it is not necessary to prepare reports in that connection.

18) Participation of Minority Shareholders in Shareholders’ Meetings

Banco Macro believes it is very important to promote and encourage the attendance and active participation of the minority shareholders at shareholders’ meetings. The Board of Directors continually protects the rights of all shareholders as contemplated law and the by-laws.

There are no limitations preventing the participation of such shareholders and their rights remain protected under the law and the by-laws.

19) Control Market

Banco Macro adheres to the public offering rules and regulations provided for under section 23 of Decree 677/2001 (Public Offering Transparency Rules).

20) Dividend Policy

Distribution of dividends of financial entities is governed by Communication “A” 4664 issued by the BCRA.

As to Banco Macro, section 32 of its by-laws provides for the application of the net profits resulting from the financial statements approved by such body.

Banco Macro’s policy regarding distribution of dividends is based on maintaining an adequate balance between the distributed amounts and the investment and expansion policies. It is important to point out that this dividend policy may be conditioned in the future due to the existence of market regulations or due to the strategic plans as adopted by the company each time.

E.	RELATIONSHIP WITH THE COMMUNITY

21) Communication through the Internet

Banco Macro features a free access Web page (www.macro.com.ar), which provides updated information, it’s easy to use and it also has a section through which customers may place or lodge their queries.

22) Site Requirements

Banco Macro’s Web site meets the highest confidentiality and integrity standards regarding the information transmitted by electronic means.

F.	COMMITTEES

23) Chair of Supervisory Committee

As provided for in paragraph 6) above, the Supervisory Committee shall be chaired by an independent Director.

24) Rotation of Syndics and/or External Auditors

As to the rotation of syndics, Banco Macro does not have any policies in this regard. Notwithstanding the above, we neither discard the rotation of the supervisory committee nor the implementation of a policy in this regard in the future.

As to the external auditor, Banco Macro establishes its rotation every five years. This policy complies with the provisions of the CONAU – Accounting and Audit, Chapter F – Minimum Rules on External Audits of the BCRA.

Notwithstanding the above, Banco Macro does not adopt a policy the aim of which is the rotation of the external audit.

25) Double Capacity: Syndic and Auditor

The board of directors considers it is inappropriate for the members of the Supervisory Committee to carry out the external audit or to be members of the firm rendering the external audit services to the company.

26) Remuneration System

The shareholders’ meeting establishes a fix amount as annual compensation for the directors according to reasonability criteria, based on the results obtained during their administration, taking into account the provisions of the Business Company Law No. 19550, as amended and complemented, and the Rules of the Comisión Nacional de Valores.

In the company’s current context we do not consider necessary to provide for a Remuneration Committee, nevertheless such decision may be modified in the future.

27) Appointments and Corporate Governance Committee

The shareholders’ meeting has introduced recent amendments to the By-laws, granting the Board of Directors the power to create such Committee.

28) Non Discriminatory Policy in the Composition of the Board of Directors

Banco Macro takes as primary premise the adherence to the commitment of non-discrimination, not only as regards the election of directors but also in any circumstance, both in the internal and external sphere. Such standard of business conduct are included in the Code of Ethics and the Code of Business Conduct.

Banco Macro, among other companies, entered into a master agreement with the National Institute against Discrimination, Xenophobia and Racism (INADI) and became part of the Company Network against discrimination. This initiative is aimed at collaborating from the corporate sector with the fight to eliminate discrimination, promoting conditions that encourage inclusion, good corporate citizenship and the corporate social responsibility culture.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 22, 2011

MACRO BANK INC.

By:	/s/ Delfin Jorge Ezequiel Carballo
Name: Delfin Jorge Ezequiel Carballo
Title: Vice Chairman